UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRA-TION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55295

Snipp Interactive Inc.

(Exact name of registrant as specified in its charter)

 219 Dufferin St., Unit 208B Toronto, Ontario, Canada M6K 3J1

(888) 997-6477

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Snipp Interactive Inc. (the “Company”) voluntarily applied for SEC registration pursuant to Section 13(a) and Section 12(g) of the Exchange Act of the Securities Exchange Act of 1934, as amended, on October 22, 2014 with the filing of a Registration Statement on Form 20-F. The Company cleared SEC review of its Registration Statement on Form 20-F on February 25, 2015, which resulted in the Company’s shares being registered under Section 12(g) of the Exchange Act.

B. The Company has filed all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s common shares have never been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A. The Company maintains a listing of its common shares on the Toronto Venture Stock Exchange (the “TSX-V”) located in Canada which constitutes the primary trading market for the securities.

B. The date of initial listing of the Company’s common shares on the TSX-V was August 25, 2010. The Company has maintained a listing of its common shares on the TSX-V for at least 12 months preceding the filing of this Form.

C. During the recent 12-month period beginning April 1, 2019 and ending March 31, 2020, trading in Canada constituted 91.7% of the trading of the Company’s common shares.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of March 31, 2020, there were 64 recordholders of the subject class of equity securities on a worldwide basis. The Company relied on information from Computershare Investor Services Inc. to determine the number of holders of its equity securities.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company published the notice required by Rule 12h-6(h) disclosing its intent to terminate its duty to file reports under section 13(a) and Section 15(d) of the Exchange Act on April 27, 2020.

B. The notice was disseminated in the United States by Accesswire. In addition, the notice is attached as Exhibit 10.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on the System for Electronic Document Analysis and Retrieval (SEDAR) at its website: http://www.sedar.com.

PART III

Item 10. Exhibits

Exhibit 10.1	Notice pursuant to Rule 12h-6(h) under the Exchange Act, dated April 27, 2020.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Snipp Interactive Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Snipp Interactive Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Snipp Interactive Inc.

Dated: April 27, 2020	By:	/s/ Atul Sabharwal
	Name:	Atul Sabharwal
	Title:	Chief Executive Officer